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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                      Spelling Entertainment Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  847807104
                           -----------------------
                                (CUSIP Number)

Thomas W. Hawkins                              Copy to:
Senior Vice President,                         Bryan D. Rosenberger
General Counsel and Secretary                  Eckert Seamans Cherin & Mellott
200 South Andrews Avenue                       600 Grant Street, 42nd Floor
Fort Lauderdale, Florida  33301                Pittsburgh, Pennsylvania 15219
(305) 832-3000                                 (412) 566-6000
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 26, 1994
- --------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement.   [ ]
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         This statement amends Items 3, 5, 6 and 7 of the Schedule 13D of BEC,
Holdings, SEGI and REPI dated March 7, 1993, as amended by Amendment No. 1 dated March 31, 1993, Amendment No. 2 dated June 25, 1993, Amendment No. 3 dated September 12, 1993, Amendment No. 4 dated September 17, 1993, Amendment No. 5 dated October 5, 1993, Amendment No. 6 dated December 8, 1993 and Amendment No. 7 dated January 31, 1994 (as so amended, the "Schedule 13D").
All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended to reflect the following:

         On April 26, 1994, the Merger of Merger Sub with and into Republic was consummated and Republic became a wholly-owned subsidiary of the Company.
Prior to the Merger, REPI held warrants to acquire an aggregate of 810,000 shares of Republic Common Stock, which warrants, as a result of the Merger, were converted into warrants to acquire (upon payment of the adjusted exercise price) an aggregate of 1,337,148 shares of Common Stock. Prior to the Merger, REPI held 2,550,000 shares of Republic Common Stock. As a result of the Merger, REPI received $33,150,000 from the Company in exchange for such shares.

         See Items 5 and 6 for additional information that may be required by this Item.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         SEGI currently beneficially owns and has sole voting power with respect to 45,658,640 shares of Common Stock, representing approximately 70.5% of the Common Stock issued and outstanding (based on the number of shares of Common Stock issued and outstanding on April 25, 1994).

         REPI presently holds warrants to acquire 1,337,148 shares of Common Stock (the "Warrants"). The Warrants, which relate to 990,480 shares of Common Stock and 346,668 shares of Common Stock, respectively, may be exercised in whole or in part at any time until February 11, 1998. The purchase price for each share of Common Stock purchasable pursuant to the Warrants is $6.9667. REPI may be deemed to beneficially own the 1,337,148 shares of Common Stock underlying the Warrants, representing approximately 2.1% of the Common Stock issued and outstanding.

         REPI, SEGI and their parent entities, Holdings and BEC, may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act, such that the shares of
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Common Stock beneficially owned by one such entity are deemed to be beneficially owned by each of the other such entities. Neither Holdings nor BEC beneficially own (or are deemed to beneficially own) any shares of capital stock of the Company in addition to those reported above.

         Except as indicated herein, neither the Reporting Persons nor any of the persons listed on Schedule I to the Schedule 13D (based on information provided by such individuals) presently beneficially owns any Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by any person named in Item 2 of the Schedule 13D (based on information provided by such individuals).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended to reflect the following:

         In order to pay the Cash Merger Consideration in connection with the Merger, the Company borrowed $100,000,000 from BEC under the Term Loan provisions of the Credit Agreement and financed the remaining Cash Merger Consideration using working capital.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A.      Agreement pursuant to Rule 13d-1(f)(1)(iii).

         B.      Press Release, dated April 26, 1994.
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SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      BLOCKBUSTER ENTERTAINMENT
                                       CORPORATION


May 31, 1994                          By:/s/ Gregory K. Fairbanks
- ------------                            -------------------------------------
    Date                                 Gregory K. Fairbanks
                                         Senior Vice President, Treasurer and
                                         Chief Financial Officer


                                      BLOCKBUSTER PICTURES HOLDING
                                       CORPORATION


May 31, 1994                          By:/s/ Gregory K. Fairbanks
- ------------                             -------------------------------------
    Date                                 Gregory K. Fairbanks
                                         Senior Vice President, Treasurer and
                                         Chief Financial Officer


                                      SEGI HOLDING CO.


May 31, 1994                          By:/s/ Gregory K. Fairbanks
- ------------                             -------------------------------------
    Date                                 Gregory K. Fairbanks
                                         Senior Vice President, Treasurer and
                                         Chief Financial Officer


                                      REPINVESCO, INC.


May 31, 1994                          By:/s/ Gregory K. Fairbanks
- ------------                             -------------------------------------
    Date                                 Gregory K. Fairbanks
                                         Senior Vice President, Treasurer and
                                         Chief Financial Officer
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                                Exhibit Index



Description of Exhibit

A.       Agreement pursuant to Rule 13d-1(f)(1)(iii).

B.       Press Release, dated April 26, 1994.
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                                  Exhibit A


         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this
Exhibit is attached is filed on its behalf.


                                      BLOCKBUSTER ENTERTAINMENT
                                      CORPORATION


Date:  May 31, 1994                   By:/s/ Thomas W. Hawkins
                                         ---------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary


                                      BLOCKBUSTER PICTURES HOLDING
                                      CORPORATION


Date:  May 31, 1994                   By:/s/ Thomas W. Hawkins
                                         ---------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary


                                      SEGI HOLDING CO.


Date:  May 31, 1994                   By:/s/ Thomas W. Hawkins
                                         ---------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary


                                      REPINVESCO, INC.


Date:  May 31, 1994                   By:/s/ Thomas W. Hawkins
                                         ---------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary

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                                  Exhibit B

                 SPELLING ENTERTAINMENT AND REPUBLIC PICTURES

                               COMPLETE MERGER


LOS ANGELES, CA, April 26, 1994 - Spelling Entertainment Group Inc. (NYSE:SP) and Republic Pictures Corporation (NASDAQ:RPIC) announced today that they have completed the merger of Republic with Spelling.